Filed by Illumina, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Illumina, Inc.
Commission File No.: 333-250941

The following communication was posted by Illumina, Inc. (the “Company”) (@illumina) on Twitter on May 7, 2021.

In today’s @WSJ, our CEO @fdesouza writes how acquiring Grail will allow us to make early #cancer screening available to more people quicker, saving more lives.

[Link to Wall Street Journal article dated May 6, 2021, previously filed under Rule 425]

The following communication was posted by the Company on LinkedIn on May 7, 2021.

“When cancer is detected early, treatment is more successful, and survival rates are higher”—CEO Francis deSouza on the Grail acquisition, in today’s #WSJ.

#Cancer #Oncology

[Link to Wall Street Journal article dated May 6, 2021, previously filed under Rule 425]

The following communication was posted by Francis deSouza (@fdesouza), Chief Executive Officer of the Company, on Twitter on May 7, 2021.

Reuniting Grail with Illumina will make early cancer-screening more available, accessible and affordable, saving tens of thousands of lives. My op-Ed in the WSJ on why our acquisition of Grail helps people with cancer, the healthcare system and investors.

[Link to Wall Street Journal article dated May 6, 2021, previously filed under Rule 425]

The following communication was posted by Francis deSouza, Chief Executive Officer of the Company, on LinkedIn on May 7, 2021.

Reuniting Grail with Illumina will make early cancer-screening more available, accessible and affordable, saving tens of thousands of lives. In The Wall Street Journal I write about how our acquisition of Grail helps people with cancer, the healthcare system and investors. #cancer #healthcare #medicine

[Share of Company LinkedIn Post]

The following communication was posted by Kathryne Reeves (@KG_Reeves), Chief Marketing Officer of the Company, on Twitter on May 7, 2021.

Cancer kills 10 million people globally and more than 600,000 in the U.S. each year. We are committed to making cancer testing more accessible, and reuniting with GRAIL is a vital step towards that goal. Read CEO @fdesouza’s perspective on why we are challenging the FTC.

[Retweet of Company Tweet]

The following communication was posted by Kathryne Reeves, Chief Marketing Officer of the Company, on LinkedIn on May 7, 2021.

Cancer kills 10 million people globally and more than 600,000 in the U.S. each year. We are committed to making cancer testing more accessible, and reuniting with GRAIL is a vital step towards that goal. Read CEO Francis deSouza’s perspective on why we are challenging the FTC.

[Share of Company LinkedIn Post]

Additional Information and Where to Find It

In connection with the proposed transaction, the Company filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (File No. 333-250941) (as amended, the “Registration Statement”), which includes a prospectus with respect to Illumina’s common stock and contingent value rights to be issued in the proposed transaction and a consent solicitation statement of GRAIL, Inc. (“GRAIL”) in connection with the proposed transaction (the “Consent Solicitation Statement/Prospectus”). The Registration Statement was declared effective by the SEC on February 9, 2021. The Consent Solicitation Statement/Prospectus was first distributed to GRAIL stockholders on or about February 17, 2021. On March 4, 2021, Illumina filed with the SEC Prospectus Supplement No. 1 to the Consent Solicitation Statement/Prospectus and a registration statement on Form S-4 (File No. 333-253891) pursuant to Rule 462(b) of the Securities Act of 1933, as amended (the “462(b) Registration Statement”). The 462(b) Registration Statement relates to the Registration Statement and was declared effective automatically upon filing with the SEC. Illumina may also file other documents with the SEC regarding the proposed transaction.  This document is not a substitute for the Consent Solicitation Statement/Prospectus or the Registration Statement or any other document which Illumina may file with the SEC.  INVESTORS AND SECURITY HOLDERS OF GRAIL ARE URGED TO READ THE REGISTRATION STATEMENT, WHICH INCLUDES THE CONSENT SOLICITATION STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of the Registration Statement, which includes the Consent Solicitation Statement/Prospectus, and other documents filed with the SEC by Illumina through the website maintained by the SEC at www.sec.gov, through Illumina’s Investor Relations page (investor.illumina.com) or by writing to Illumina Investor Relations, 5200 Illumina Way, San Diego, CA 92122.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “may,” “target,” similar expressions and variations or negatives of these words.  Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof.  These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all.  Important risk factors that may cause such a difference include, but are not limited to: (i) the proposed transaction may not be completed on anticipated terms and timing, (ii) a condition to closing of the transaction may not be satisfied, including obtaining regulatory approvals, (iii) the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Illumina’s business after the consummation of the transaction, (iv) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction, (v) any negative effects of the announcement, pendency or consummation of the transaction on the market price of Illumina’s common stock and on Illumina’s operating results, (vi) risks associated with third-party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (vii) the risks and costs associated with the integration of, and the ability of Illumina to integrate, GRAIL’s business successfully and to achieve anticipated synergies, (viii) the risks and costs associated with the development and commercialization of, and Illumina’s ability to develop and commercialize, GRAIL’s products; (ix) the risk that disruptions from the proposed transaction will harm Illumina’s business, including current plans and operations, (x) legislative, regulatory and economic developments, (xi) the other risks described in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement, as well as in Illumina’s most recent annual reports on Form 10-K and quarterly reports on Form 10-Q and in the registration statement on Form S-1 filed with the SEC by GRAIL on September 9, 2020, as amended on September 17, 2020, and (xii) management’s response to any of the aforementioned factors.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Consent Solicitation Statement/Prospectus that is included in the Registration Statement.  While the list of factors presented here is, and the list of factors  presented in the Registration Statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.  Unlisted factors may present significant additional obstacles to the realization of forward-looking statements.  Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Illumina’s financial condition, results of operations, credit rating or liquidity.  Illumina does not assume any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.